1) The revision has been revised on page 3 under the section "Summary" and is now consistently $39,500 to continue operations for the next 12 months.

2) Language has been revised so that the risk statement does not suggest additional financing will cause our business plan to succeed:

     "We must raise additional capital in order to implement our business plan."

3) The following language has been added in order to clarify that expenditures are annual and not monthly:

     "Cost below is the projected cost to hire and pay between 1 and 3 representatives per year."

4) The suggested revision has been made to the beneficial ownership table and it now reads:

     "All Directors and Sole Officer as a group"